December 10, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:                   Mr. H. Roger Schwall
Mr. Ethan Horowitz
Ms. Jennifer O'Brien

Re:              EOG Resources, Inc.
Form 8-K Filed February 13, 2013
Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 22, 2013
Response Letter Dated September 12, 2013
File No. 001-09743

Ladies and Gentlemen:

On behalf of EOG Resources, Inc. (the "Company", "EOG", "we" or "our"), I hereby submit the Company's responses to the comments received from the Staff of the United States Securities and Exchange Commission (the "Commission") set forth in the Staff's letter to the Company, dated December 4, 2013, with respect to the Company's Form 8-K furnished to the Commission via the Commission's EDGAR system on February 13, 2013, Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission via the Commission's EDGAR system on February 22, 2013 (the "Form 10-K"), and letter, dated September 12, 2013, in response to the comments received from the Staff as set forth in the Staff's letter to the Company, dated August 29, 2013.

For your convenience, each of our responses below is preceded by the Staff's comment(s) to which the response relates.

United States Securities and Exchange Commission
December 10, 2013

Form 8-K filed February 13, 2013

1.	We note from your response to comment 1 in our letter dated August 29, 2013 that realized gains on commodity derivative contracts are equal to the net cash receipts from/payments for commodity derivative contracts settled during the period. Please revise the reconciliations of the non-GAAP measures presented to replace the reference to realized gains / losses with reference to net cash receipts from / payments for commodity derivative contracts settled during the period.

Response to Staff Comment 1:  In our future reconciliation schedules (beginning with our reconciliation schedules to be provided in February 2014 as part of our fourth quarter and full year 2013 earnings release materials), we will, with respect to commodity derivative contracts settled during the reported period(s) and in lieu of any references to "realized gains" or "realized losses", reference the net cash receipts from, or net cash payments made in respect of, such derivative contracts.

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 11 – Risk Management Activities, page F-25

2.	We note that you have elected not to designate any of your financial commodity derivative contracts as accounting hedges. We also note that you have disclosed realized gains / losses on derivative contracts not designated as accounting hedges. Please identify the specific provisions of the relevant authoritative literature that support the separate disclosure of realized gains / losses on derivative contracts not designated as accounting hedges.

3.	Separately, in view of our question regarding the support under GAAP for your separate presentation of realized gains / losses, explain to us your basis for concluding the following presentations are appropriate:

•	The line item "Realized gains" in your consolidated statements of cash flows;

•	Separate presentation of realized gains / losses in the notes to your consolidated financial statements; and

•	Separate presentation and discussion of realized gains / losses on commodity derivatives in your MD&A.

As part of your response to these points, explain to us why you believe presentations based solely on net cash receipts from / payments for commodity derivative contracts would not be preferable.

United States Securities and Exchange Commission
December 10, 2013

Response to Staff Comments 2 and 3:  In our future filings with the Commission (beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2013), we will, with respect to commodity derivative contracts settled during the reported period(s) and in lieu of any references to "net realized gains" or "net realized losses" (or similar terminology), reference the net cash receipts from, or net cash payments made in respect of, such derivative contracts.  We hereby confirm that such revised references will be made consistently (i.e., conformed) throughout our Commission filings (in the notes to our consolidated financial statements, in MD&A, etc.).

Likewise, we also hereby confirm that the "Mark-to-Market Commodity Derivative Contracts" section (or corresponding section) of the consolidated statements of cash flows included in our future filings with the Commission (beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2013) will, with respect to commodity derivative contracts settled during the reported period(s) and in lieu of any references to "Realized Gains" or "Realized Losses" (as made in EOG's consolidated statements of cash flows included in our prior Commission filings), reference the net cash receipts from, or net cash payments made in respect of, such derivative contracts.

_______________

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;
▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and
▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company's Senior Counsel, at 713-651-7146.

Sincerely,

/s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Vice President and Chief Financial Officer

cc:               Mr. Mark G. Papa
Mr. William R. Thomas
Mr. Michael P. Donaldson
Ms. Ann D. Janssen